SECURITIES AND EXCHANGE COMMISSION

Washington DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 AND 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For  24 December 2014

InterContinental Hotels Group PLC
(Registrant's name)

Broadwater Park, Denham, Buckinghamshire, UB9 5HJ, United Kingdom
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable

EXHIBIT INDEX

99.1	Directorate Change dated 22 December 2014
99.2	Director/PDMR Shareholding dated 23 December 2014

99.1

InterContinental Hotels Group PLC

Board Update

22 December 2014: InterContinental Hotels Group PLC ("IHG") today announces that Mr Jonathan Linen will retire from the Board and his role as an independent Non-Executive Director of IHG on 31 December 2014. Jonathan was appointed to IHG's oard on 1 December 2005.

Patrick Cescau, Non-Executive Chairman of IHG, commented:"On behalf of IHG, I would like to thank Jon for his tremendous contribution to IHG. Jon's role on the Board and the Remuneration Committee has been invaluable, and he has been a great asset to IHG. We all wish him the very best for the future."

ENDS

For further information please contact:
Investor Relations (David Kellett): +44 (0)1895 512176
Media Relations (Yasmin Diamond; Zoe Bird): +44 (0)1895 512008

Notes to Editors:
IHG (InterContinental Hotels Group) [LON:IHG, NYSE:IHG (ADRs)] is a global organisation with a broad portfolio of nine hotel brands, including InterContinental® Hotels & Resorts, Hotel Indigo®, Crowne Plaza® Hotels & Resorts, Holiday Inn® Hotels & Resorts, Holiday Inn Express®, Staybridge Suites®, Candlewood Suites®, EVEN™ Hotels and HUALUXE® Hotels and Resorts.

IHG manages IHG® Rewards Club, the world's first and largest hotel loyalty programme with over 82 million members worldwide. The programme was relaunched in July 2013, offering enhanced benefits for members including free internet across all hotels, globally.

IHG franchises, leases, manages or owns over 4,700 hotels and 697,000 guest rooms in nearly 100 countries, with almost 1,200 hotels in its development pipeline.

InterContinental Hotels Group PLC is the Group's holding company and is incorporated in Great Britain and registered in England and Wales.

Visit www.ihg.com for hotel information and reservations and www.ihgrewardsclub.com for more on IHG Rewards Club. For our latest news, visit: www.ihg.com/media, www.twitter.com/ihg, www.facebook.com/ihg or www.youtube.com/ihgplc.

99.2

NOTIFICATION OF TRANSACTIONS OF DIRECTORS/PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY AND CONNECTED PERSONS

1.	Name of the issuer	2.
State whether the notification relates to (i) a transaction notified in accordance with DTR 3.1.2 R
(ii) a disclosure made in accordance
LR 9.8.6R(1) or
(iii) a disclosure made in accordance with section 793 of the Companies Act (2006).

	INTERCONTINENTAL HOTELS GROUP PLC		A TRANSACTION NOTIFIED IN ACCORDANCE WITH DTR 3.1.2 R
3.	Name of person discharging managerial responsibilities/director	4.	State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person
	(i) GEORGE TURNER - PDMR, EVP, GENERAL COUNSEL AND COMPANY SECRETARY (ii) GEORGE TURNER - PDMR, EVP, GENERAL COUNSEL AND COMPANY SECRETARY		(i) SPOUSE OF PDMR - DARIA TURNER (ii) N/A
5.	Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest	6.	Description of shares (including class), debentures or derivatives or financial instruments relating to shares
	IN RESPECT OF 3 AND 4 ABOVE		ORDINARY SHARES OF 15 265/329 PENCE EACH
7.	Name of registered shareholders(s) and, if more than one, the number of shares held by each of them	8.	State the nature of the transaction
	(i) BEFORE TRANSACTION: DARIA TURNER - 21,984; GEORGE TURNER - 0 (ii) GEORGE TURNER		(i) TRANSFER BY SPOUSE TO GEORGE TURNER (ii) SALE BY GEORGE TURNER
9.	Number of shares, debentures or financial instruments relating to shares acquired	10.	Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)
	N/A		N/A
11.	Number of shares, debentures or financial instruments relating to shares disposed	12.	Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)
	(i) DARIA TURNER: 21,984 SHARES TO GEORGE TURNER (ii) GEORGE TURNER - 21,984 SHARES		NEGLIGIBLE NEGLIGIBLE
13.	Price per share or value of transaction	14.	Date and place of transaction
	(i) NIL CONSIDERATION (ii) £26.11 GBP PER SHARE		(i) 19 DECEMBER 2014, LONDON (ii) 22 DECEMBER 2014, LONDON
15.	Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)	16.	Date issuer informed of transaction
	(i) GEORGE TURNER - 148,279, INCLUDING ALL NOTIFIABLE INTERESTS; PERCENTAGE HOLDING IS NEGLIGIBLE (ii) GEORGE TURNER - 126,295, INCLUDING ALL NOTIFIABLE INTERESTS; PERCENTAGE HOLDING IS NEGLIGIBLE		(i) 23 DECEMBER 2014 (ii) 23 DECEMBER 2014

Name of contact and telephone number for queries:

NICOLETTE HENFREY 01895 512 000

Name of authorised official of issuer responsible for making notification NICOLETTE HENFREY SVP, DEPUTY COMPANY SECRETARY & HEAD OF CORPORATE LEGAL Date of notification 23 DECEMBER 2014

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

InterContinental Hotels Group PLC
(Registrant)

By:	/s/ H. Patel
Name:	H. PATEL
Title:	COMPANY SECRETARIAL OFFICER

Date:	24 December 2014